



IAMGOLD

NEWS RELEASE
TSX: IMG NYSE: IAG

IAMGOLD PUBLISHES 2025 ANNUAL SUSTAINABILITY REPORT

Toronto, Ontario, April 27, 2026 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce that it has published its 2025 Sustainability Report (the "Report") and companion documents highlighting the Company's progress and achievements across a range of Environmental, Social and Governance ("ESG") practices.

"Our 2025 Sustainability Report reflects a year of meaningful progress and a clear demonstration that sustainability is core to how we operate at IAMGOLD. We continued to advance our 2030 HSEC Strategy, which provides the framework for embedding responsible mining practices across every aspect of our business, from safety and water stewardship to biodiversity, energy transition and community engagement. We are moving from framework to execution, and that shift is being felt across our operations."

"None of this happens without our people. The commitment, resilience, and care demonstrated by our employees, contractors and partners at Côté Gold, Westwood, Essakane, in the field and across our organization are fundamental to our sustainability performance and to who we are as IAMGOLD. Innovation and accountability define us, and these principles will continue to guide us as we build a mining company that creates lasting value for all of our stakeholders."

IAMGOLD's 2025 Sustainability Report presents the Company's annual reporting on the sustainability topics that are material to its business and stakeholders. The Report is guided by internationally recognized reporting standards and frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD).

The Report and companion 2025 ESG Performance Data can be viewed and is available for download from the Company's website at www.iamgold.com.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Business Development & Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com